UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Acquisition - January 13, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: January 13, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: January 13, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

13 January 2010

Barclays PLC

Barclays Capital Inc to Acquire NYSE Designated Market Maker Assignments
of LaBranche & Co. Inc

Barclays Bank PLC (“Barclays”) today announced an agreement to acquire the New York Stock Exchange (“NYSE”) Designated Market Maker (“DMM”) assignments of LaBranche & Co. Inc. (“LaBranche”) for a cash consideration of US$25 million.
The acquisition will enhance Barclays Capital’s position as the leading DMM at the New York Stock Exchange, and follows the firm’s acquisition in March 2009 of the DMM rights of Bear Wagner Specialists LLC. Currently, Barclays Capital is responsible for approximately 900 NYSE-listed securities. LaBranche is responsible for approximately 700 NYSE-listed securities, making it the third largest DMM in the number of securities traded. Barclays Capital will work with the NYSE to ensure the successful transfer of responsibilities and to reallocate some of the acquired portfolio in order to maintain diversification among DMM firms and NYSE-listed companies.
William White, Head of Barclays Capital Market Makers, said, “This transaction underscores our commitment to our DMM business and to promoting competitive and transparent public markets. We look forward to continuing our partnership with the New York Stock Exchange in offering our market-leading equities capabilities to an expanded client base.”
Barclays Capital is committed to being the leading NYSE DMM. The firm combines more than 80 years of market making experience with significant investments in technology and trading models. This approach helps to ensure that trading in its clients’ securities remains orderly and liquid, and that its clients receive insightful and up-to-date market color which enhances their investor relations efforts.

Completion of the transaction is expected in 1Q 2010, subject to various conditions including regulatory approvals.

-ENDS-

For further information, please contact:
Investor Relations                                                         Media Relations
Stephen Jones / Matt Sheppard                                   Alistair Smith
+44 (0)20 7116 5752 / 5724                                        +44 (0)20 7116 6132

                                                                                      Contact at Barclays Capital in New York
                                                                                      Mark Lane
                                                                                     +1 212 412 1413

About Barclays
Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the USA, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 145,000 people. Barclays moves, lends, invests and protects money for over 49 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

This announcement is for information only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell or issue, or subscribe for any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Barclays Capital
Barclays Capital is the investment banking division of Barclays Bank PLC. Barclays Capital provides large corporate, government and institutional clients with a full spectrum of solutions to their strategic advisory, financing and risk management needs. Barclays Capital has offices around the world, employs 20,000 people and has the global reach, advisory services and distribution power to meet the needs of issuers and investors worldwide.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the integration of the Lehman Brothers North American businesses into the Group's business and the quantification of the benefits resulting from such acquisition, the proposed disposal of Barclays Global Investors and the impact on the Group, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.